SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                                              Commission File Number:  000-29113

                           NOTIFICATION OF LATE FILING

(Check One)
[  ]  Form 10-K      [  ] Form 11-K      [  ] Form 20-F      [X] Form 10-QSB
[  ]  Form N-SAR     [  ] Form 10KSB

       For period Ended:         June 30, 2000

       [  ]  Transition Report on Form 10-K
       [  ]  Transition Report on Form 20-F
       [  ]  Transition Report on Form 11-K
       [  ]  Transition Report on Form 10-Q
       [  ]  Transition Report on Form N-SAR

       For the Transition Period Ended:   __________________________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates._________________________

________________________________________________________________________________


                                     PART I
                             REGISTRANT INFORMATION


                                SYCONET.COM, INC.
                             Full Name of Registrant


________________________________________________________________________________
                            Former Name if Applicable


                                9208B Venture Ct.
            Address of Principal Executive Office (Street and Number)

                               Manassas, VA 20111
                            City, State and Zip Code

                                     PART II
                             RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12-b-25(b), the following should be completed. (Check appropriate box.) [X] Yes [ ] No

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or N- SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or the portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     Due to a recent cash shortage, we lost the majority of our personnel and we were forced to relocate our corporate headquarters, therefore we will need additional time to complete our quarterly report.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

     Richard G. Klein, Esq.                    (212)              818-9000
            (Name)                          (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 2 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by earnings statements to be included in the subject report or portion thereof?
     [X]  Yes        [_] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

     As a result of corporate restructuring and downsizing of operations, the Company is re-assessing the condition of certain assets in order to determine whether an asset impairment has occurred. Restructuring and/or impairment charges, if appropriate, will be charged to operations. Limited resources and the loss of personnel not only prevent us from complying with our reporting requirements on a timely basis, but also impair our ability to maintain operations as a going concern.


                                SYCONET.COM, INC.
                  (Name of Registrant as Specified in Charter)


         Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:    August 15, 2000                          By: /s/ William Spears
                                                   -----------------------------
                                                   Chief Executive Officer


                                       -3-